SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 29, 2006
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland hppt://www.novartis.com

- Investor Relations Release -

First European approval in Switzerland for Lucentis® as a breakthrough treatment for a leading cause of blindness in people over age 50

•                  First European approval in Switzerland for Lucentis for treatment of “wet” age-related macular degeneration (AMD) following recent US approval

•                  Two Phase III studies show more than 90% of Lucentis-treated patients maintained or gained vision

•                  Wet AMD a leading cause of blindness in people over 50

Basel, August 29, 2006 - Switzerland has become the first European country to approve Lucentis® (ranibizumab) for the treatment of “wet” age-related macular degeneration (AMD), a leading cause of blindness in people over age 50. Novartis will begin supplying Lucentis in the middle of September in Switzerland.

The decision by the Swiss Agency for Therapeutic Products (Swissmedic) comes shortly after the US Food and Drug Administration (FDA) approved Lucentis in June 2006. Novartis has also submitted Lucentis for approval in the European Union and Australia. Lucentis was developed by Genentech and Novartis. Genentech has the commercial rights to Lucentis in the US, while Novartis has exclusive rights in the rest of the world.

“Lucentis is redefining the treatment standards as the first approved drug for wet AMD patients that has been shown to improve vision and return the ability to do life-affirming everyday activities such as reading,” said Nicholas Franco, Head of Novartis Ophthalmics. “Novartis is committed to providing treatments for wet AMD to physicians and patients that are innovative, effective and safe. We are excited to make Lucentis available to patients with this devastating disease.”

Swiss approval of Lucentis was based on two pivotal Phase III clinical trials - MARINA and ANCHOR. These studies showed that when Lucentis was administered monthly at 0.5 mg:

•                  More than 90% of Lucentis-treated patients maintained vision as defined by a loss of less than 15 letters in visual acuity as measured by the ETDRS (Early Treatment of Diabetic Retinopathy Study) eye chart.

•                  More than 68% of Lucentis-treated patients gained vision as defined by a gain of one or more letters in visual acuity.

•                  Up to 40% of Lucentis-treated patients improved vision as defined by the gain of 15 letters or more in visual acuity.

“Lucentis will change the way we treat our wet AMD patients,” said Dr. Sebastian Wolf, MD, PhD, at the Klinik und Poliklinik für Augenheilkunde at the Inselspital Universität in Bern, Switzerland.

“For the first time we can offer patients the hope that they will regain some vision, rather than just slow the loss of vision. This is a revolution.”

About Lucentis

Lucentis (ranibizumab) maintains and improves vision in people suffering from neovascular or “wet” age-related macular degeneration (AMD). A therapeutic antibody fragment designed specifically for treating conditions of the eye, Lucentis blocks all biologically active forms of vascular endothelial cell growth factor A (VEGF-A), the molecule believed to be the underlying cause of wet AMD.

The most common ocular adverse reactions among Lucentis-treated patients included conjunctival hemorrhage, eye pain, vitreous floaters, increased intraocular pressure and intraocular inflammation. Serious ocular adverse events related to the injection procedure occurred in less than 0.1% of intravitreal injections and included endophthalmitis, retinal detachments and traumatic cataracts. Other serious ocular events that occurred more frequently among Lucentis-treated patients compared to control patients occurring in less than 2% of patients included intraocular inflammation and increased intraocular pressure. There were no statistically significant differences between Lucentis-treated patients and control patients in arterial thromboembolic event (ATE) rates, including stroke and myocardial infarction.

About age-related macular degeneration (AMD)

Age-related macular degeneration (AMD) is the most frequent cause of severe vision loss in people over the age of 50 in the Western world. It is a degenerative eye disease that affects the macula - the central part of the retina at the back of the eye that is responsible for the “straight ahead” central vision necessary for everyday activities like reading, driving, telling time or identifying faces.

There are two types of AMD: dry and wet. Wet AMD accounts for about 15% of all AMD cases, but the majority of vision loss. It is associated with the growth of pathological new vessels under the macula. These vessels are fragile and leak fluid and blood, leading to the development of edema as well as scar tissue that destroys the macula.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will”, “is committed to providing”, or similar expressions, or by express or implied discussions regarding potential approvals of Lucentis in additional countries, or potential future revenues from Lucentis. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Lucentis to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Lucentis will be approved for sale in any additional markets. Nor can there be any guarantee that Lucentis will achieve any particular levels of revenue. In particular, management’s expectations regarding Lucentis could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, additional analysis of Lucentis clinical data, and new clinical data; competition in general; competition in general; government, industry, and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; and other risks and factors referred to in the Company’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

With worldwide headquarters in Basel, Switzerland, the Novartis Ophthalmics Business Unit is a global leader in research, development and manufacturing of leading ophthalmic pharmaceuticals that assist in the treatment of age-related macular degeneration, eye inflammation, glaucoma, ocular allergies and other disorders of the eye. Novartis Ophthalmics products are available in more than 110 different countries. Novartis products are made in Switzerland, France, the United States and Canada. For more information, visit www.novartisophthalmics.com or www.us.novartisophthalmics.com.

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Media contacts

Corinne Hoff Novartis Global Media Relations +41 61 324 9577 (direct) +41 79 248 5717 (mobile) corinne.hoff@novartis.com	Matt Meehan Novartis Pharma Communications +41 61 324 4879 (direct) +41 79 592 1813 (mobile) matt.meehan@novartis.com

Novartis Global Investor Relations

International:

Jean-Jacques Charhon, Global Head IR ad interim	+41 61 324 79 44
Katharina Ambühl	+41 61 324 53 16
Nafida Bendali	+41 61 324 35 14
Richard Jarvis	+41 61 324 43 53
Silke Zentner	+41 61 324 86 12

North America:

Ronen Tamir	+1 212 830 24 33
Arun Nadiga	+1 212 830 24 44
Jill Pozarek	+1 212 830 24 45
Edwin Valeriano	+1 212 830 66 37

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 29, 2006	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting